

November 15, 2012

<u>Via Facsimile</u>
Hamish N. J. Brewer
President, Chief Executive Officer and Director
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

  Re: **JDA Software Group, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed August 6, 2012
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 1, 2011
    Form 8-K filed June 1, 2011
    File No. 000-27876

Dear Mr. Brewer:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Craig Wilson
           for
        Patrick Gilmore
        Accounting Branch Chief